UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTROCK COFFEE COMPANY
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock (Title of Class of Securities)	96145W111 and 96145W129 (CUSIP Number of Class of Securities)
Robert P. McKinney
4009 N. Rodney Parham Rd.
4th Floor
Little Rock, Arkansas 72212
Telephone: (501) 918-9358
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Brandon C. Price, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Westrock Coffee Company, a Delaware corporation (the “Company,” “us,” or “we”). This Schedule TO relates to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants to purchase shares of the Company’s common stock, par value $0.01 per share (“common shares”), to receive 0.290 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated August 28, 2024 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain amended and restated warrant agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each (x) public warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) that each private placement warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of 50% of the outstanding public warrants to be adopted with respect to the public warrants and 50% of the number of the outstanding private placement warrants to be adopted with respect to the private placement warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
Name and Address.   The name of the issuer is Westrock Coffee Company. The Company’s principal executive offices are located at 4009 N. Rodney Parham Road, 4th Floor, Little Rock, Arkansas 72212, and our telephone number is (501) 918-9358.

(b)
Securities.   The subject securities were issued by the Company in connection with the closing of its de-SPAC merger transaction on August 26, 2022. Each warrant entitles the holder to purchase one common share at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the Nasdaq under the symbol “WESTW.” As of August 27, 2024, 17,118,063 public warrants and 2,026,046 private placement warrants, respectively, were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 5,551,792 common shares in exchange for all of our outstanding warrants.

(c)
Trading Market and Price.   The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a)
Name and Address.   The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of August 28, 2024 are listed in the table below.

Name	Age	Position
Scott T. Ford	62	Chief Executive Officer and Director
T. Christopher Pledger	51	Chief Financial Officer
William A. Ford	30	Group President — Operations of WBS
Robert P. McKinney	60	Chief Legal Officer and Corporate Secretary
Blake Schuhmacher	46	Chief Accounting Officer
Joe T. Ford	87	Chairman of the Board, Director
R. Patrick Kruczek	59	Director
Hugh McColl, III	64	Director
R. Brad Martin	72	Director
Mark Edmunds	67	Director
Josie C. Natori	77	Director
Leslie Starr	63	Director
Oluwatoyin Umesiri	42	Director
Jeffrey H. Fox	62	Director
The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)
Material Terms.   The information set forth in the sections of the Prospectus/Offer to Exchange titled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Purchases.   The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5.   Past Contracts, Transactions, Negotiations, and Agreements.
(a)
Agreements Involving the Subject Company’s Securities.   The information set forth in the sections of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section titled “Certain Relationships and Related Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.
(a)
Purposes.   The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)
Use of Securities Acquired.   The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)
Plans.   Except as described above and in the sections of the Prospectus/Offer to Exchange titled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from The Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws, or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.   Source and Amount of Funds or Other Consideration.
(a)
Source of Funds.   The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters — Source and Amount of Funds” is incorporated herein by reference.

(b)
Conditions.   Not applicable.

(c)
Borrowed Funds.   Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a)
Securities Ownership.   The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)
Securities Transactions.   Except as set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters — Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9.   Persons/Assets, Retained, Employed, Compensated, or Used.
(a)
Solicitations or Recommendations.   The information set forth in the section of the Prospectus/Offer to Exchange titled “Market Information, Dividends, and Related Stockholder Matters — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10.   Financial Statements.
(a)
Financial Information.   The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.
(b)
Pro Forma Information.   Not applicable.

Item 11.   Additional Information.
(a)
Agreements, Regulatory Requirements, and Legal Proceedings.

(1)
The information set forth in the sections of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section titled “Certain Relationships and Related Person Transactions, and Director Independence” in Part III, Item 13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, incorporated by reference into the Prospectus/Offer to Exchange, is incorporated herein by reference.

(2)
The information set forth in the section of the Prospectus/Offer to Exchange titled “The Offer and Consent Solicitation — Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)
Not applicable.

(4)
Not applicable.

(5)
None.

(b)
Other Material Information.   Not applicable.

Item 12.   Exhibits.
(a)
Exhibits.

Exhibit No.	Description
(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)	Press Release, dated August 28, 2024 (incorporated by reference to Exhibit 99.1 of Westrock Coffee Company’s Form 8-K, filed with the SEC on August 28, 2024).
(b)	Not applicable.
(c)	Not applicable.

Exhibit No.	Description
(d)(i)	Certificate of Incorporation of Westrock Coffee Company (incorporated by reference to Exhibit 3.1 to Westrock Coffee Company’s Quarterly Report on Form 10-Q filed by Westrock Coffee Company with the SEC on August 29, 2022).
(d)(ii)	Bylaws of Westrock Coffee Company (incorporated by reference to Exhibit 3.2 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 29, 2022).
(d)(iii)	Specimen Common Stock Certificate of (incorporated by reference to Exhibit 4.5 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(iv)	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(v)	Amended and Restated Warrant Agreement, dated August 25, 2022, by and among Westrock Coffee Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 29, 2022).
(d)(vi)	Form of 5% Convertible Senior Note due 2029 (incorporated by reference to Exhibit 4.1 to Westrock Coffee Company’s Current Report on Form 8-K, filed with the SEC on February 15, 2024).
(d)(vii)	Registration Rights Agreement, dated as of April 4, 2022, by and among Westrock Coffee Holdings, LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(viii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(ix)	Credit Agreement, dated as of August 29, 2022, among Westrock Beverage Solutions, LLC, as the borrower, Westrock Coffee Company, Wells Fargo Bank, N.A., as administrative agent, collateral agent, and swingline lender, Wells Fargo Securities, LLC, as sustainability structuring agent, and each issuing bank and lender party thereto (incorporated by reference to Exhibit 10.3 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(x)	Incremental Assumption Agreement and Amendment No. 1, dated as of February 14, 2023, among Westrock Beverage Solutions, LLC, as borrower, Westrock Coffee Company, as holdings, the other guarantors party thereto, the Amendment No. 1 delayed draw term loan lenders, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Westrock Coffee Company’s Current Report on Form 8-K, filed with the SEC on February 14, 2023).
(d)(xi)	Amendment No. 2, dated as of June 30, 2023, among Westrock Beverage Solutions, LLC, as the borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to Westrock Coffee Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2023).
(d)(xii)	Amendment No. 3, dated as of February 15, 2024, among Westrock Beverage Solutions, LLC, as the borrower, the lenders party thereto and Wells Fargo Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to Westrock Coffee Company’s Current Report on Form 8-K, filed with the SEC on February 14, 2024).
(d)(xiii)	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and Scott T. Ford (incorporated by reference to Exhibit 10.4 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(xiv)	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and T. Christopher Pledger (incorporated by reference to Exhibit 10.5 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).

Exhibit No.	Description
(d)(xv)	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and William A. Ford (incorporated by reference to Exhibit 10.6 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(xvi)	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and Robert P. McKinney (incorporated by reference to Exhibit 10.9 to Westrock Coffee Company’s Annual Report on Form 10-K, filed on March 21, 2023).
(d)(xvii)	Employment Agreement, dated August 26, 2022, by and between Westrock Coffee Company and John Blake Schuhmacher (incorporated by reference to Exhibit 10.10 to Westrock Coffee Company’s Annual Report on Form 10-K, filed on March 21, 2023).
(d)(xviii)	Westrock Coffee Company 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(xix)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.8 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on November 14, 2022).
(d)(xx)	Westrock Coffee Company Annual Cash Incentive Plan (incorporated by reference to Exhibit 10.8 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(xxi)	Amended and Restated Westrock Coffee Company 2020 Stock Option Incentive Plan (incorporated by reference to Exhibit 10.9 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on August 29, 2022).
(d)(xxii)	Westrock Coffee Holdings, LLC Form of Option Award Agreement (incorporated by reference to Exhibit 10.19 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(xxiii)	Westrock Coffee Holdings, LLC Form of Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.20 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 3, 2022).
(d)(xxiv)	Westrock Coffee Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.19 to Westrock Coffee Company’s Annual Report on Form 10-K, filed on March 15, 2024).
(d)(xxv)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to Westrock Coffee Company’s Quarterly Report on Form 10-Q, filed on May 9, 2024).
(d)(xxvi)	Amended and Restated Investor Rights Agreement, dated as of June 29, 2023, by and among Westrock Coffee Company, Westrock Group, LLC, BBH Capital Partners V, L.P., BBH Capital Partners V-A, L.P., BBH CPV WCC Co-Investment LLC, Riverview Sponsor Partners, LLC and HF Direct Investments Pool, LLC (incorporated by reference to Exhibit 4.2 to Westrock Coffee Company’s Current Report on Form 8-K, filed with the SEC on June 30, 2023).
(d)(xxvii)	Dealer Manager Agreement dated as of August 28, 2024, by and among Westrock Coffee Company, Stifel, Nicolaus & Company, Incorporated, as dealer manager (incorporated by reference to Exhibit 10.20 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(d)(xxviii)	Tender and Support Agreement dated as of August 28, 2024, by and among Westrock Coffee Company, and the warrant holder parties thereto (incorporated by reference to Exhibit 10.21 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).
(d)(xxix)	Form of Amendment No. 1 to the Amended and Restated Warrant Agreement by and between Westrock Coffee Company and Computershare Inc. and its affiliate, Computershare Trust Company, N.A. (incorporated by reference to Annex A of the Prospectus/Offer to Exchange that is included in Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).

Exhibit No.	Description
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Tax Opinion of Wachtell, Lipton, Rosen & Katz (incorporated by reference to Exhibit 8.1 to Westrock Coffee Company’s Registration Statement on Form S-4, filed with the SEC on August 28, 2024).

(b)
Filing Fee Exhibit.

Filing Fee Table.
Item 13.   Information Required By Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
WESTROCK COFFEE COMPANY
By:
/s/ T. Christopher Pledger

Name:
T. Christopher Pledger

Title:
Chief Financial Officer

Dated: August 28, 2024